					Exhibit 12

TAUBMAN CENTERS, INC.
Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
(in thousands, except ratios)

	Year Ended December 31
	2007	2006	2005	2004	2003

Earnings from continuing operations before income from equity investees	$75,738	$61,596	$14,982	$19,900	$(5,448)

Add back:
Fixed charges	154,332	146,103	137,837	116,584	104,626
Amortization of previously capitalized interest	4,391	4,329	3,843	3,612	3,256
Distributed income of Unconsolidated Joint Ventures(1)	40,498	33,544	95,249	40,070	36,740

Deduct:
Capitalized interest	(14,613)	(9,803)	(9,940)	(5,995)	(9,134)
Preferred distributions	(2,460)	(2,460)	(2,460)	(12,244)	(9,000)

Earnings available for fixed charges and preferred dividends	$257,886	$233,309	$239,511	$161,927	$121,040

Fixed Charges
Interest expense (2)	$131,700	$128,643	$121,612	$95,934	$84,194
Capitalized interest	14,613	9,803	9,940	5,995	9,134
Interest portion of rent expense	5,559	5,197	3,825	2,411	2,298
Preferred distributions (3)	2,460	2,460	2,460	12,244	9,000

Total Fixed Charges	$154,332	$146,103	$137,837	$116,584	$104,626

Preferred dividends (4)	14,634	23,723	27,622	17,444	16,600

Total fixed charges and preferred dividends	$168,966	$169,826	$165,459	$134,028	$121,226

Ratio of earnings to fixed charges and preferred dividends	1.5	1.4	1.4	1.2	1.0	(5)

(1)
In December 2005, a 50% owned unconsolidated joint venture sold its interest in Woodland.  The Company's $52.8 million equity in the gain on the sale is separately presented on the face of the income statement.

(2)
Interest expense for the year ended December 31, 2006 includes charges of $3.1 million in connection with the write-off of financing costs.  Interest expense for the year ended December 31, 2005 includes a $12.7 million charge incurred in connection with a prepayment premium and the write-off of financing costs.

(3)	TRG preferred distributions for the year ended December 31, 2004 include a $2.7 million charge relating to the redemption of the Series C and D Preferred Equity the stock.

(4)	Preferred dividends for the year ended December 31, 2006 and 2005 include $4.7 million and $3.1 million, respectively, of charges recognized in connection with the redemption of Preferred Stock.

(5)	Earnings available for fixed charges and preferred dividends were less than total fixed charges and preferred dividends by $0.2 million.